SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On March 23, 2026, the Company issued a press release announcing successful clinical trial results for its enhanced EpiCapture™ Prostate Cancer test. A copy of the press releases is filed herewith as Exhibit 99.1.

The Company has also obtained a limited waiver in respect of covenant 8.15 of its Credit Agreement with Perceptive Credit Holdings III. Interest accruing in March 2026 will be capitalised and added to the principal balance of the debt.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Announces Successful Clinical Results For Its Enhanced Epicapture™ Prostate Cancer Test

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  March 25, 2026